PERTH, AUSTRALIA 8 November 2005
Title Orbital signs new contract for DI 4 stroke and DI 2 stroke engines

Orbital Corporation Limited is pleased to announce two significant contracts for its fuel injection technology in both 2 stroke and 4 stroke engine applications.
The contracts relate to Orbitals spark ignited combustion technology for heavy fuels, which are kerosene based fuels such as diesel.

In the first development, Orbital Corporation has finalised a contract for the development of the first production application of its spark ignited heavy fuel technology for a 4 stroke engine. This contract is with a major North American original equipment manufacturer OEM to provide the OEM with engineering services in relation to Orbitals proprietary direct injection technology for a land based vehicle application operating on heavy fuel.

The contract is expected to generate revenue in excess of A 2 million dollars over a period of 18 months, with a target start of production in 2007.

Orbital Chief Executive Officer Rod Houston said the contract was significant for Orbital because it was in line with our strategy to grow Orbitals technology on 4 stroke engine platforms.

In the second development, Orbital has been engaged by German engine manufacturer Goebler Hirth Motoren Hirth on a significant engineering program for the preliminary development of a new 2 stroke engine to operate on heavy fuel for an Unmanned Aerial Vehicle application using Orbitals air assist Direct Injection technology.

Hirth entered into a license arrangement with Orbital in April 2005 to use Orbitals air assist DI on a range of 2 stroke engines which can operate on heavy fuel.

Mr Houston said the two contracts underlined the strengths of the Orbital Combustion Process technology, OCP the collective name for the companys unique air assisted, low pressure direct fuel injection, combustion and engine management system.

These programs are confirmation of some of our unique capabilities with OCP, and illustrate the benefits of our targeted R and D efforts over the last 18 months to develop new applications for our technology, said Mr Houston.

These new markets are important for the growth of our engineering services, future royalty streams and the sale of Synerject components.


ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbitalcorp.com.au
Australia  Dr Rod Houston
Chief Executive Officer
Tel  61 8 9441 2462 USA Tel 1 810 245 0621